UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLATINUM RESEARCH ORGANIZATION, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

727664104

(CUSIP Number)

Lance M. Hardenburg

Hallett & Perrin, P.C.

2001 Bryan Street, Suite 3900

Dallas, Texas 75201

(214) 922-4156

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 727664104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lubrication Partners, Joint Venture EIN: 75-2820789

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,255,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 13,255,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,255,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 727664104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lubrication Partners, L.P. EIN: 75-2808504

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,750,000

	8.	Shared Voting Power 13,255,000

	9.	Sole Dispositive Power 41,750,000

	10.	Shared Dispositive Power 13,255,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 727664104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EFO GenPar, Inc. EIN: 75-2590457

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,750,000

	8.	Shared Voting Power 13,255,000

	9.	Sole Dispositive Power 41,750,000

	10.	Shared Dispositive Power 13,255,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Platinum Research Organization, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 2828 Routh Street, Suite 500, Dallas, Texas 75201.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons: (i) Lubrication Partners, Joint Venture (“Lubrication JV”); (ii) Lubrication Partners, L.P., a Texas limited partnership and managing venturer of Lubrication JV (“Lubrication LP”); and (iii) EFO GenPar, Inc., a Texas corporation and the general partner of Lubrication LP (“EFO,” and collectively, the “Reporting Persons”).  The principal office of each Reporting Person is 2828 Routh Street, Suite 500, Dallas, Texas 75201.  The principal business of each Reporting Person is the management of various investments.

	The name, business address, present principal occupation or employment and citizenship of each director and executive officer of EFO is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of EFO, any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein.  Further, each of the Reporting Persons disclaims any pecuniary interest in any securities of the Company owned by any other Reporting Person or any other party and expressly disclaims the existence of a group.

Item 3.	Source and Amount of Funds or Other Consideration

On April 18, 2007, the Reporting Persons acquired an aggregate of 55,000,000 shares (the “Shares”) of Common Stock from the Company pursuant to the terms of a contribution agreement dated October 26, 2006 (the “Contribution Agreement”), by and among the Company, Platinum Research Organization, L.P., a Texas limited partnership (“Platinum LP”), Lubrication JV, Lubrication LP, Platinum IP Management, Inc., a Texas corporation, Cork Jaeger and Steve Drayton (on behalf of certain investors).  The Reporting Persons received the Shares in consideration for the contribution to the Company of all of their limited partner partnership interests in Platinum LP and all of the capital stock of Platinum IP Management, Inc., which is the general partner of Platinum LP.  The business of Platinum LP became the business of the Company after the consummation of the Contribution Agreement.

	After giving effect to the Company’s issuance of the Shares, the number of shares of Common Stock beneficially owned by each Reporting Person is as follows:
		Lubrication Partners, Joint Venture	13,255,000
		Lubrication Partners, L.P.(1)	55,000,000
		EFO GenPar, Inc.(1)(2)	55,000,000
	(1)

Includes 41,745,000 shares of Common Stock directly owned by Lubrication LP and 13,255,000 shares of Common Stock over which Lubrication LP shares voting and dispositive power as the managing venturer of Lubrication JV.

(2) Although EFO owns no shares of Common Stock directly, it is the general partner of Lubrication LP, and as such it is deemed to beneficially own the shares of Common Stock owned by Lubrication LP.

Item 4.	Purpose of Transaction
See Item 3 above.

Item 5.	Interest in Securities of the Issuer

(a) and (b)              See items (7) — (11) and (13) of the cover page.  The percentage of outstanding shares of listed on item (13) is based on 102,500,000 shares of Common Stock outstanding on a fully-diluted basis immediately following the consummation of the Contribution Agreement.  To the knowledge of EFO, none of the persons listed on Schedule A beneficially owns any shares of Common Stock.

(c)           Other than the transactions described in this Schedule 13D, none of the Reporting Persons or, to the knowledge of EFO, any of the persons listed on Schedule A have engaged in any transactions in the Company’s Common Stock within the past 60 days.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Company reported herein.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Voting Agreement.  The Company, Lubrication LP and Lubrication JV have entered into a voting agreement concurrently with the closing of the Contribution Agreement. Under the terms of the voting agreement, Lubrication LP and Lubrication JV have agreed to vote their shares of Common Stock received pursuant to the Contribution Agreement for a specified slate of directors, subject to certain conditions.

Lock-Up Agreement. The Company, Lubrication LP and Lubrication JV have entered into a lock-up agreement concurrently with the closing of the Contribution Agreement. Under the terms of the lock-up agreement, Lubrication LP and Lubrication JV have agreed not to sell their shares of Common Stock received pursuant to the Contribution Agreement for 365 days from the closing date of the Contribution Agreement.

The foregoing descriptions of the Voting Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are incorporated by reference as exhibits to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

99.1         Voting Agreement, dated April 18, 2007, by and among the Company, Lubrication LP and Lubrication JV (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K dated October 26, 2006).

99.2         Lock-Up Agreement, dated April 18, 2007, by and among the Company, Lubrication LP and Lubrication JV (incorporated by reference to Exhibit 4.7 to the Company’s Current Report on Form 8-K dated October 26, 2006).

99.3         Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2007	LUBRICATION PARTNERS, JOINT VENTURE

	By:	Lubrication Partners, L.P., managing venturer

	By:	EFO GenPar, Inc., general partner

		By:	/s/ Ballard O. Castleman
		Name:	Ballard O. Castleman
		Title:	President

LUBRICATION PARTNERS, L.P.

	By:	EFO GenPar, Inc., general partner

		By:	/s/ Ballard O. Castleman
		Name:	Ballard O. Castleman
		Title:	President

EFO GENPAR, INC.

	By:	/s/ Ballard O. Castleman
	Name:	Ballard O. Castleman
	Title:	President

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of EFO GenPar, Inc. are set forth below. Unless otherwise indicated below, the business address of each director and executive officer is 2828 Routh Street, Suite 500, Dallas, Texas 75201.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s position with EFO GenPar, Inc.  All of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment
Ballard O. Castleman	President and Sole Director
Julie Krupala	Secretary
Kirk Coleman	Treasurer